Filed by INVITROGEN CORPORATION

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: APPLERA CORPORATION

Commission File No. :001-04389

June 13, 2008

Dear AB Colleague:

I am writing to introduce myself and to share my enthusiasm about yesterday’s announcement that Applied Biosystems and Invitrogen will combine to create a global leader in biotechnology reagents and systems, with significant commercial, operational and technical scale, making our combined company uniquely positioned to accelerate and drive new discoveries and customer success.

As CEO of Invitrogen, I speak on behalf of our entire company about our excitement regarding this strategic event. The combination of AB and Invitrogen will allow us to have approximately 3,000 sales and service employees worldwide and will position us to drive growth for all our stakeholders – including AB and Invitrogen employees.

We at Invitrogen have tremendous respect for AB, especially for your leadership, strong brand and reputation for superior service. In fact, the combined company will be called Applied Biosystems, partly in recognition of its central enabling role in advancing the life sciences over the last quarter century. Invitrogen shares many of these same strengths and we believe that by combining our companies, our customers will benefit from superior customer service and innovative new products. I think you will agree that our companies are an ideal strategic match.

In addition to combining the industry’s premier consumables provider with the industry’s premier systems provider, we believe that we can also accelerate growth for both companies by competing in several rapidly growing markets, such as next generation sequencing, cell biology, applied markets and emerging geographies. Together we will position our new company for continued growth and financial achievement and I look forward to working together with you on this exciting new stage of our evolution.

I am sure Mark Stevenson told you that until the transaction closes, which is targeted to be in the fall of 2008, AB and Invitrogen will operate in a “business-as-usual” mode to ensure continued execution of both Invitrogen’s and AB’s plans. Mark and I are committed to keeping the employees of both companies informed as the transaction moves toward closing. For now, we ask all employees to remain focused on providing the exceptional service our customers have grown to expect from us.

In the coming weeks and months, I and others here at Invitrogen will be traveling to many AB and Invitrogen locations to discuss the future of our combined company. We look forward to meeting with you then. In the interim, I want to thank you for your dedication and hard work.

Sincerely,

Gregory T. Lucier

Chairman and Chief Executive Officer, Invitrogen

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Invitrogen and Applera intend that such forward-looking statements be subject to the safe harbor created thereby. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of the Applied Biosystems Group of Applera, Invitrogen and the combined company. Such forward-looking statements include, but are not limited to, statements relating to financial projections, including revenue and pro forma EPS projections; success in acquired businesses, including cost and revenue synergies; development and increased flow of new products; leveraging technology and personnel; advanced opportunities and efficiencies; opportunities for growth; and expectations of prospective new standards, new delivery platforms, and new selling specialization and effectiveness. A number of the matters discussed herein that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Invitrogen and Applera, combined operating and financial data, future research and development plans and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Invitrogen and Applera and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Invitrogen’s and Applera’s respective reports filed with the SEC, including Invitrogen’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008 and Applera’s annual report on Form 10-K for the year ended June 30, 2007 and quarterly reports on Form 10-Q for the quarters ended September 30, 2007, December 31, 2007 and March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Invitrogen and Applera each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is being made pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, Invitrogen and Applera expect to file a proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about Invitrogen and Applied Biosystems and the proposed transaction. The final joint proxy statement/prospectus will be mailed to shareholders of Invitrogen and Applera’s Applied Biosytems Group. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations 5791 Van Allen Way, Carlsbad, CA 92008, or from Applied Biosystems by directing such requests to: Applied Biosystems, Attention: Investor Relations 850 Lincoln Center Drive, Foster City, CA 94404.

PARTICIPANTS IN THE SOLICITATION

Invitrogen and Applera and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation will be included in the proxy statement relating to the proposed merger when it becomes available. Each of these documents is, or will be, available free of charge at the Securities and Exchange Commission’s Web site at http://www.sec.gov and from Invitrogen Investor Relations, telephone: 760-603-7200 or on Invitrogen’s website at http://www.invitrogen.com or Applied Biosystems’s website: at http://www.appliedbiosystems.com.